edap tms
Bringing New Horizons to Therapy

EDAP TMS Communication With Its Investors

Philippe Chauveau : Chairman of the Board
Hugues de Bantel : Chief Executive Officer

Visits with Investors: Jan. 17-28, 2005

Forward Looking Statements

edap tms
Bringing New Horizons to Therapy

The following presentation regarding EDAP TMS SA contains, in addition to historical information, forward-looking statements regarding the Company's growth and expansion plans. Such statements are based on management's current expectations and are subject to a number of uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that may cause such a difference include, but are not limited to, those described in the Company's filings with the Securities and Exchange Commission.

EDAP TMS Positioned to Start Living Up to Its Investors' Expectations in 2005 & Onwards

Year 2004: The Turn Around Year

edap tms
Bringing New Horizons to Therapy

- Towards Four Quarters of Operating Income in Both Divisions, approaching Group Break-Even
- Double Digit Increase in Revenues
- Strengthening of Gross Margin
- Reduced Expenses
- Overall Business Moving Towards Profitability

Year 2004: The Turn Around Year

edap tms
Bringing New Horizons to Therapy

- **Solid Cash Management:**
  - Four Consecutive Quarters with Steady Cash Position
  - Disciplined Receivable Policy
  - 58% of Total Revenues in Euros
    29% in Yens & 13% in US Dollars Hedged into Euro

- **Re-Aligned Top Management:**
  - Company Valuation Focus
  - Marketing & Public Relations Oriented
  - General Management Benefiting from Local and International Market Expertise

Year 2005 and Onwards

edap tms
Bringing New Horizons to Therapy

EDAP TMS Strategy:

- **HIFU (High Intensity Focused Ultrasound):**
  - The High Growth Opportunity
  - Make it Happen Business Model

- **LITHOTRIPSY: Provides Momentum for Overall Business**

- **Service Business: Predictable High Margin & Significant Revenue**

- **Operating Income +, Cash +**

- **A Cash Cushion for Potential Development Demand**

Year 2005 and Onwards

edap tms
Bringing New Horizons to Therapy

HIFU With Ablatherm® :


Ablatherm
edap
edap

Year 2005 and Onwards

HIFU with Ablatherm® Business Model:

- High Growth Number of Patients Worldwide
- Credibility through Clinically Proven Results at more than 5 years
- The HIFU Success Measurement is the Number of Patients Treated on Ablatherm®
- The Proven Business Model Worldwide Based on the European Model
- North America:
  - Distribution in Canada in Sight
  - Milestones for FDA

Year 2005 and Onwards

edap tms
Bringing New Horizons to Therapy

HIFU With Ablatherm®: Our Strength

- **Clinical Leadership:**
  - Opinion Leaders Support in Europe
  - Peer Reviewed Clinical Publications on Localized Prostate Cancer @ 5 years and on Radiotherapy Failures
  - Number of Patients treated (over 6,000 treatments performed to date)

- **Competition: Welcome As It Further Opens The Market While Ablatherm® Clinical and Technological Credibility Prevails**

- **Patents (IP Protection): Over 50 HIFU Patents**

- **Strong R&D Through our Partnership with INSERM**

Year 2005 and Onwards

edap tms
Bringing New Horizons to Therapy

HIFU With Ablatherm®: Market Scope

- **Prostate Cancer: 2nd Most Common Cancer in American and European Males:**
  - 230,000 New Cases per Year in the USA
  - 250,000 New Cases per Year in Europe

- **Significant Increase in the Number of Prostate Cancer Cases:**
  - Increase in Life Expectancy
  - Aging Babyboomers

- **Dramatic Increase in Public Awareness Worldwide due to:**
  - Systematic PSA Screening
  - Huge Awareness Campaigns
  - Increased Sensitivity Towards «Quality of Life»

Year 2005 and Onwards

edap tms
Bringing New Horizons to Therapy

HIFU With Ablatherm®: Market Scope

- **Treatment Alternatives:**
  - Current Gold Standard: Radical Surgery
  - Radiation Therapy
  - Cryotherapy

- **Market Drivers:**
  - We Have Clinical Credibility in Europe and are Building Up our Champions Team in the US Through our Relationship With HealthTronics (HTRN)
  - Technological Mastering / Leadership
  - Education
  - Reimbursement in Key Markets
  - Leadership in the Treatment of Urological Diseases
  - HIFU to be Expanded to Other Pathologies

Year 2005 and Onwards

LITHOTRIPSY: Provides Momentum For Overall Business

- Operating Income +, Cash +
- Improved Products & Marketing
- Sustains the Growth Business in Growth Stages
- Installed Base over 400 Provides Predictable Margins & Significant Revenue
- Patents (IP Protection): 17 Lithotripsy Patents

Year 2005 and Onwards

edap tms
Bringing New Horizons to Therapy

LITHOTRIPSY: Market Scope

- **Current World-Wide Installed Base > 3,000 Equipment**
- **Replacement Market > 300 Equipment / Year @ average 250 K$ (= 75M$ / Year)**
- **Service & Consumables Predictable Revenue @ 10% of Equipment Sold per Year**

Year 2005 and Onwards

edap tms
Bringing New Horizons to Therapy

LITHOTRIPSY:

- **Market Drivers:**
  - Service Capacity / Credibility & Proximity
  - Technology
  - Global Reach

- **Service & consumables: A Recurring Business:**
  - Predictable
  - High Margin
  - Significant Revenue
  - Current Experience in Lithotripsy Sales & Service Will Pave the Way in Setting-up the HIFU with Ablatherm® Model

Year 2005 and Onwards

edap tms
Bringing New Horizons to Therapy

CASH:

- Maintain Cash Above EUR 7 Million Level
  On Dec. 31, 2004: Over EUR 9.3 Million Cash on Hand

- Co-Investments with Partners Minimally Diluting Cash

Year 2005 and Onwards

edap tms
Bringing New Horizons to Therapy

SHAREHOLDERS:

- Maintain Significant Shareholders Support with Frequent Mini Road Shows
- Seeking to Broaden Shareholder Base
- Encouraging EDAP TMS Employees to Become Shareholders
- Increased Stock Option Pool

EDAP TMS Positioned to Start Living Up to Its Investors Expectations in 2005 & Onwards